FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, Inc.
Exact Name of Registrant as Specified in Charter

0001021913
Registrant CIK Number

Form 8-K, October 27, 2005 Series 2005-IM2

333-125164

Name of Person Filing the Document
(If Other than the Registrant)





05069941



SEC MAIL
PROCESSING
RECEIVED
OCT 28 2005
WASH, D.C.
192
SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

CWABS, INC.



By: ____________________
Name: Ruben Avilez
Title: Vice President

Dated: October 27, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

$715,077,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2005-IM2



Countrywide℠
HOME LOANS

Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. The information herein regarding the mortgage loans is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Term Sheet *Date Prepared: October 14, 2005*

$715,077,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2005-IM2

Class [1]	Principal Balance [2]	WAL (Years) Call/Mat [3]	Payment Window (Mos) Call/Mat [3]	Expected Ratings (S&P/Moody's) [4]	Last Scheduled Distribution Date	Certificate Type
A-1	$306,000,000	0.97 / 0.97	1 - 21 / 1 - 21	AAA/Aaa	Jun 2027	Floating Rate Senior
A-2	$150,000,000	1.99 / 1.99	21 - 27 / 21 - 27	AAA/Aaa	Nov 2031	Floating Rate Senior
A-3	$128,775,000	3.20 / 3.27	27 - 59 / 27 - 73	AAA/Aaa	May 2035	Floating Rate Super Senior
A-3M	$22,725,000	3.20 / 3.27	27 - 59 / 27 - 73	AAA/Aaa	May 2035	Floating Rate Senior Support
A-4	$33,569,000	4.91 / 8.02	59 - 59 / 73 - 148	AAA/Aaa	Jan 2036	Floating Rate Senior
A-IO[5]	$715,079,924	NA	NA	AAA/Aaa	April 2006	Interest Only Senior
M-1	$25,742,000	4.06 / 4.41	43 - 59 / 43 - 107	[AA+/Aa1]	Nov 2035	Floating Rate Mezzanine
M-2	$15,374,000	3.86 / 4.18	41 - 59 / 41 - 96	[AA/Aa2]	Oct 2035	Floating Rate Mezzanine
M-3	$5,005,000	3.78 / 4.05	40 - 59 / 40 - 87	[AA-/Aa3]	Sep 2035	Floating Rate Mezzanine
M-4	$9,296,000	3.74 / 3.96	39 - 59 / 39 - 83	[A+/A1]	Aug 2035	Floating Rate Mezzanine
M-5	$5,363,000	3.70 / 3.83	38 - 59 / 38 - 73	[A/A2]	May 2035	Floating Rate Mezzanine
M-6	$4,290,000	3.67 / 3.70	38 - 59 / 38 - 65	[A-/A3]	Mar 2035	Floating Rate Mezzanine
M-7	$5,363,000	3.42 / 3.42	37 - 56 / 37 - 56	[BBB+/Baa1]	Oct 2034	Floating Rate Mezzanine
B	$3,575,000	3.08 / 3.08	37 - 39 / 37 - 39	[BBB/Baa2]	Aug 2033	Floating Rate Subordinate
Total:	$715,077,000 [6]					

(1) *The respective margins on the Class A Certificates will double and the respective margins on the Subordinate Certificates will be equal to 1.5x the related original margin after the Clean-up Call date.*
(2) *The principal balance of each Class of Certificates is subject to a 10% variance.*
(3) *See "Pricing Prepayment Speed" below.*
(4) *Rating Agency Contacts: Sharif Mahdavian, Standard & Poors, 212.438.2412 and [Eric Fellows, Moody's Ratings, 415.274.1728.]*
(5) *Notional Balance.*
(6) *Excludes the Class A-IO Certificates Notional Balance.*

Trust/Issuer: Asset-Backed Certificates, Series 2005-IM2.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation.

Originators: Impac Mortgage Holdings, Inc.

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The (i) Class A-1, Class A-2, Class A-3, Class A-3M and Class A-4 Certificates (collectively, the "***Class A Certificates***"), (ii) the Class A-IO Certificates and (iii) Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates (collectively, the "***Subordinate Certificates***"). The Class A, Class A-IO and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates.***"

Non-Offered Certificates: The "***Non-Offered Certificates***" consist of the Class C, Class P and Class A-R Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates.***"

Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	Scheduled balances as of October 1, 2005.
Cut-off Date:	As to any Mortgage Loan, the later of October 1, 2005 and the origination date of such Mortgage Loan.
Expected Pricing Date:	October [17], 2005.
Expected Closing Date:	October [28], 2005.
Expected Settlement Date:	October [28], 2005.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in November 2005.
Accrued Interest:	The price to be paid by investors for the Offered Certificates (other than the Class A-IO Certificates) will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Class A-IO Certificates will include interest up to, but not including, the Closing Date.
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Offered Certificates (other than the Class A-IO Certificates) will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). With respect to the Class A-IO Certificates and any Distribution Date, the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be eligible for purchase by employee benefit plans and similar plans and arrangements that are subject to Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended, subject to certain considerations.
SMMEA Eligibility:	The Class A, Class A-IO, [Class M-1, Class M-2 and Class M-3] Certificates are expected to constitute "mortgage related securities" for the purposes of SMMEA. The remaining Offered Certificates will not constitute "mortgage related securities" for the purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Pool as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates will be priced based on the following collateral prepayment assumptions:

Adjustable Rate Mortgage Loans
100% PPC, which assumes 2% CPR in month 1, an additional 1/11th of 28% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 24, increasing to and remaining constant at 65% CPR from month 25 until month 31, decreasing 1/4th of 30% CPR for each month thereafter, decreasing to 35% CPR in month 35 and remaining constant at 35% CPR from month 35 and thereafter.

Mortgage Loans:

The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of credit blemished Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the ***"Statistical Pool"***). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the ***"Mortgage Pool"***). The characteristics of the Mortgage Pool will vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $715,079,924, all of which were adjustable rate Mortgage Loans made to borrowers with credit-blemished histories, (the ***"Mortgage Loans"***).

Pass-Through Rate:

The Pass-Through Rate for each class of Offered Certificates (other than the Class A-IO Certificates) will be equal to the lesser of (a) one-month LIBOR plus the related margin for such class, and (b) the Net Rate Cap.

The Class A-IO Certificates will accrue interest based on (i) the lesser of the Notional Balance set forth below and the actual unpaid principal balance of the Mortgage Loans and (ii) the rates set forth below (the "***Class A-IO Interest Rate***"):

Period	Notional Balance ($)	Rate (%)
1	715,079,924	1.00
2	655,117,998	1.00
3	600,183,763	1.00
4	549,855,683	1.00
5	503,748,092	1.00
6	461,506,669	1.00

Adjusted Net Mortgage Rate:

The *"**Adjusted Net Mortgage Rate**"* for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, (b) with respect to only those loans covered under the lender-paid mortgage insurance policies the related premium rate and (c) the trustee fee rate (such sum, the *"**Expense Fee Rate**"*).

Net Rate Cap:

The *"**Net Rate Cap**"* is equal to (i) the weighted average Adjusted Net Mortgage Rate of the Mortgage Loans, minus (ii) the product of (a) the Pass-Through Rate on the Class A-IO Certificates and (b) a fraction, the numerator of which is the Notional Balance of the Class A-IO Certificates and the denominator of which is the unpaid principal balance of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net Rate Carryover:

For any Class of Offered Certificates (other than the Class A-IO Certificates), on any Distribution Date, the *"**Net Rate Carryover**"* will equal the sum of (a) the excess of (i) the amount of interest that would have accrued thereon if the Pass-Through Rate had not been limited by the Net Rate Cap over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the Corridor Contract and any remaining Excess Cashflow as described under the heading "Certificates Priority of Distributions" below.

Corridor Contract:

The Trust will include payments from a one-month LIBOR corridor contract (***the "Corridor Contract"***) for the benefit of the Class A Certificates and Subordinate Certificates. On the Closing Date, the notional amount of the Corridor Contract will equal approximately $715,079,924, and will amortize down pursuant to an amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the Offered Certificates. With respect to each Distribution Date, payments received on the Corridor Contract will be available to pay the holders of the Offered Certificates the related Net Rate Carryover, *pro rata*, first based on certificate principal balances thereof and second based on remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contract on a Distribution Date that are not used to pay the Net Rate Carryover on the related Certificates on such Distribution Date will be distributed instead to the holder of the Class C Certificates and will not be available for payments of Net Rate Carryover on any class of Certificates on future Distribution Dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/ Moody's	Pre-Stepdown Subordination (after initial o/c target is reached) (1)	Target Subordination at Stepdown
A	AAA/Aaa	10.70%	21.40%
M-1	[AA+/Aa1]	7.10%	14.20%
M-2	[AA/Aa2]	4.95%	9.90%
M-3	[AA-/Aa3]	4.25%	8.50%
M-4	[A+/A1]	2.95%	5.90%
M-5	[A/A2]	2.20%	4.40%
M-6	[A-/A3]	1.60%	3.20%
M-7	[BBB+/Baa1]	0.85%	1.70%
B	[BBB/Baa2]	0.35%	0.70%

(1) Initial overcollateralization at closing is 0.00%. Does not include any credit for Excess Interest.

Subordination:

The Subordinate Certificates will be subordinate to, and provide credit support for, the Class A Certificates. Among the Subordinate Certificates, each Subordinate Certificate will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates, with each subsequent class providing credit support for the prior class or classes, if any. The Class A-3M Certificates will provide additional credit support to the Class A-3 Certificates.

Overcollateralization:

On the Closing Date, the principal balance of the Mortgage Loans will be the same as the principal balance of the Certificates. Any realized losses on the Mortgage Loans will be covered first by Excess Cashflow and then by Overcollateralization, if any. Beginning in May 2006, and if the Overcollateralization is thereafter reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced below the Overcollateralization Target by realized losses.

Overcollateralization Target:

From the Closing Date through the Distribution Date in April 2006; 0%. For each Distribution Date thereafter; prior to the Stepdown Date, 0.35% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Overcollateralization Target"***). The initial amount of Overcollateralization will be approximately 0.00%.

On or after the Stepdown Date, the Overcollateralization Target will be equal to 0.70% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.35% (the "*O/C Floor*") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the prior Distribution Date.

Excess Cashflow: "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under "Certificates Priority of Distributions."

Trigger Event: A "***Trigger Event***" will be in effect on a Distribution Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger: With respect to the Certificates, a "***Delinquency Trigger***" will occur if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the Senior Enhancement Percentage. As used above, the "***Senior Enhancement Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger: With respect to the Certificates, a "***Cumulative Loss Trigger***" will occur if the aggregate amount of realized losses on the Mortgage Loans exceeds the applicable percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, as set forth below:

Period *(month)*	**Percentage**
25 – 36	0.50% with respect to November 2007, plus an additional 1/12th of 0.50% for each month thereafter
37 – 48	1.00% with respect to November 2008, plus an additional 1/12th of 0.50% for each month thereafter
49 – 60	1.50% with respect to November 2009, plus an additional 1/12th of 0.50% for each month thereafter
61 – 72	2.00% with respect to November 2010, plus an additional 1/12th of 0.25% for each month thereafter
73+	2.25%

Stepdown Date: The earlier to occur of:

(i) the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates is reduced to zero; and
(ii) the later to occur of:
  a. the Distribution Date in November 2008.
  b. the first Distribution Date on which the aggregate certificate principal balance of the Class A Certificates is less than or equal to 78.60% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses: Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in each case until the respective certificate principal balance of such class has been reduced to zero. In addition, if the aggregate certificate principal balance of the Subordinate Certificates is reduced to zero as a result of the allocation of realized losses, any additional realized losses will be allocable pro rata to the Class A Certificates based on the certificate principal balances until the certificate principal balance thereof is reduced to zero. Provided however, any losses applied to the Class A-3 will first be applied to the Class A-3M Certificates until the Certificate principal balance is reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) first, current and unpaid interest, to the Class A and Class A-IO Certificates, *pro rata* based on their entitlement, then (b) current interest, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates;
2) Principal funds, sequentially to (i) sequentially, to the Class A-1, Class A-2, pro rata, (a) to the Class A-3 and (b) Class A-3M and then to the Class A-4 Certificates, in that order then (ii) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates, each as described more fully under "Principal Paydown" below;
3) Excess Cashflow, sequentially, as follows: as principal to the Class A Certificates and Subordinate Certificates to restore or maintain Overcollateralization, as described under "Overcollateralization Target;"
4) Any remaining Excess Cashflow to pay any unpaid realized loss amounts first to the Class A-3M Certificates then to the Class A Certificates, *pro rata*, based on the unpaid realized loss amount for such class of certificates;
5) Any remaining Excess Cashflow to pay any unpaid interest and then to pay any unpaid realized loss amounts sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates;
6) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the Corridor Contract (as described above);
7) To the Non-Offered Certificates, any remaining amounts as described in the pooling and servicing agreement.

Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contract) shall generally be distributed to the Offered Certificates on a pro rata basis, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds will be paid sequentially to the Class A-1, Class A-2, pro rata, (a) to the Class A-3 and (b) Class A-3M and then to the Class A-4 Certificates, in that order, however, that if the Class A Certificates have been retired, such amounts will be applied sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates, in that order, in each case until the certificate principal balance thereof is reduced to zero.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first sequentially to the Class A-1, Class A-2, pro rata (a) to the Class A-3 and (b) Class A-3M and then to the Class A-4 Certificates, in that order, such that the unpaid principal balance of the Class A Certificates in the aggregate will have 21.40% subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 14.20% subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 9.90% subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 8.50% subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 5.90% subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 4.40% subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 3.20% subordination, (vii) eighth, to the Class M-7 Certificates, such that the Class M-7 Certificates will have 1.70% subordination and (ix) ninth, to the Class B Certificates such that the Class B Certificates will have 0.70% subordination.

[Discount Margin Tables, Corridor Contract Schedules, Available Funds Schedule, and Collateral Tables to Follow]

Discount Margin Tables (1)

Class A-1 (To Call)

Margin	0.11%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	11	11	11	11	11
WAL (yr)	14.48	1.14	0.97	0.83	0.69
MDUR (yr)	10.59	1.10	0.94	0.81	0.68
First Prin Pay	Nov05	Nov05	Nov05	Nov05	Nov05
Last Prin Pay	Dec26	Oct07	Jul07	May07	Jan07

Class A-1 (To Maturity)

Margin	0.11%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	11	11	11	11	11
WAL (yr)	14.48	1.14	0.97	0.83	0.69
MDUR (yr)	10.59	1.10	0.94	0.81	0.68
First Prin Pay	Nov05	Nov05	Nov05	Nov05	Nov05
Last Prin Pay	Dec26	Oct07	Jul07	May07	Jan07

Class A-2 (To Call)

Margin	0.18%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	18	18	18	18	18
WAL (yr)	23.37	2.26	1.99	1.81	1.55
MDUR (yr)	14.85	2.15	1.90	1.73	1.49
First Prin Pay	Dec26	Oct07	Jul07	May07	Jan07
Last Prin Pay	May31	Jul08	Jan08	Oct07	Aug07

Class A-2 (To Maturity)

Margin	0.18%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	18	18	18	18	18
WAL (yr)	23.37	2.26	1.99	1.81	1.55
MDUR (yr)	14.85	2.15	1.90	1.73	1.49
First Prin Pay	Dec26	Oct07	Jul07	May07	Jan07
Last Prin Pay	May31	Jul08	Jan08	Oct07	Aug07

(1) See definition of Pricing Prepayment Speed above.

Class A-3 (To Call)

Margin 0.27%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	27	27	27	27	27
WAL (yr)	27.38	4.73	3.20	2.26	1.90
MDUR (yr)	16.07	4.23	2.96	2.14	1.81
First Prin Pay	May31	Jul08	Jan08	Oct07	Aug07
Last Prin Pay	Jun34	May12	Sep10	Jul08	Nov07

Class A-3 (To Maturity)

Margin 0.27%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	27	27	28	27	27
WAL (yr)	27.42	4.83	3.27	2.26	1.90
MDUR (yr)	16.08	4.31	3.02	2.14	1.81
First Prin Pay	May31	Jul08	Jan08	Oct07	Aug07
Last Prin Pay	Nov34	Nov13	Nov11	Jul08	Nov07

Class A-3M (To Call)

Margin 0.40%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	40	40	40	40	40
WAL (yr)	27.38	4.73	3.20	2.26	1.90
MDUR (yr)	15.83	4.22	2.95	2.14	1.81
First Prin Pay	May31	Jul08	Jan08	Oct07	Aug07
Last Prin Pay	Jun34	May12	Sep10	Jul08	Nov07

Class A-3M (To Maturity)

Margin 0.40%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	40	41	41	40	40
WAL (yr)	27.42	4.83	3.27	2.26	1.90
MDUR (yr)	15.84	4.29	3.01	2.14	1.81
First Prin Pay	May31	Jul08	Jan08	Oct07	Aug07
Last Prin Pay	Nov34	Nov13	Nov11	Jul08	Nov07

Class A-4 (To Call)

Margin 0.36%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	36	36	36	36	36
WAL (yr)	28.66	6.58	4.91	3.29	2.09
MDUR (yr)	16.29	5.69	4.40	3.04	1.98
First Prin Pay	Jun34	May12	Sep10	Jul08	Nov07
Last Prin Pay	Jun34	May12	Sep10	May09	Dec07

Class A-4 (To Maturity)

Margin 0.36%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	36	48	48	48	36
WAL (yr)	29.43	10.62	8.02	5.21	2.09
MDUR (yr)	16.51	8.39	6.69	4.55	1.98
First Prin Pay	Nov34	Nov13	Nov11	Jul08	Nov07
Last Prin Pay	Jul35	Nov21	Feb18	May15	Dec07

Class A-IO (To Call)

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 0.32623	4.75	4.75	4.75	4.75	4.75
MDUR (yr)	0.26	0.26	0.26	0.26	0.26

Class A-IO (To Maturity)

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 0.32623	4.75	4.75	4.75	4.75	4.75
MDUR (yr)	0.26	0.26	0.26	0.26	0.26

Class M-1 (To Call)

Margin 0.45%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	45	45	45	45	45
WAL (yr)	26.44	4.54	4.06	3.58	2.16
MDUR (yr)	15.44	4.06	3.69	3.29	2.05
First Prin Pay	Jun28	Feb09	May09	May09	Dec07
Last Prin Pay	Jun34	May12	Sep10	May09	Dec07

Class M-1 (To Maturity)

Margin 0.45%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	45	47	47	50	51
WAL (yr)	26.55	5.01	4.41	4.85	2.93
MDUR (yr)	15.47	4.38	3.96	4.33	2.71
First Prin Pay	Jun28	Feb09	May09	Dec09	Dec07
Last Prin Pay	May35	Aug17	Sep14	Aug12	Jun11

Class M-2 (To Call)

Margin 0.47%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	47	47	47	47	47
WAL (yr)	26.44	4.49	3.86	3.58	2.16
MDUR (yr)	15.40	4.01	3.52	3.28	2.05
First Prin Pay	Jun28	Jan09	Mar09	May09	Dec07
Last Prin Pay	Jun34	May12	Sep10	May09	Dec07

Class M-2 (To Maturity)

Margin 0.47%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	47	49	48	50	53
WAL (yr)	26.54	4.90	4.18	4.10	2.94
MDUR (yr)	15.43	4.30	3.76	3.72	2.73
First Prin Pay	Jun28	Jan09	Mar09	Jun09	Apr08
Last Prin Pay	Apr35	Jun16	Oct13	Nov11	May09

Class M-3 (To Call)

Margin 0.49%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	49	49	49	49	49
WAL (yr)	26.44	4.46	3.78	3.58	2.16
MDUR (yr)	15.37	3.99	3.45	3.28	2.04
First Prin Pay	Jun28	Dec08	Feb09	May09	Dec07
Last Prin Pay	Jun34	May12	Sep10	May09	Dec07

Class M-3 (To Maturity)

Margin 0.49%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	49	50	50	51	52
WAL (yr)	26.53	4.82	4.05	3.84	2.44
MDUR (yr)	15.40	4.24	3.66	3.50	2.30
First Prin Pay	Jun28	Dec08	Feb09	May09	Mar08
Last Prin Pay	Mar35	May15	Jan13	Apr11	May08

Class M-4 (To Call)

Margin 0.60%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	60	60	60	60	60
WAL (yr)	26.44	4.45	3.74	3.49	2.16
MDUR (yr)	15.18	3.96	3.41	3.21	2.04
First Prin Pay	Jun28	Dec08	Jan09	Mar09	Dec07
Last Prin Pay	Jun34	May12	Sep10	May09	Dec07

Class M-4 (To Maturity)

Margin 0.60%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	60	62	61	61	62
WAL (yr)	26.52	4.75	3.96	3.68	2.34
MDUR (yr)	15.20	4.18	3.58	3.36	2.21
First Prin Pay	Jun28	Dec08	Jan09	Mar09	Feb08
Last Prin Pay	Feb35	Dec14	Sep12	Dec10	Mar08

Class M-5 (To Call)

Margin 0.64%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	64	64	64	64	64
WAL (yr)	26.44	4.44	3.70	3.38	2.16
MDUR (yr)	15.11	3.95	3.37	3.11	2.04
First Prin Pay	Jun28	Nov08	Dec08	Jan09	Dec07
Last Prin Pay	Jun34	May12	Sep10	May09	Dec07

Class M-5 (To Maturity)

Margin 0.64%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	64	65	65	65	66
WAL (yr)	26.50	4.62	3.83	3.50	2.29
MDUR (yr)	15.13	4.08	3.47	3.21	2.16
First Prin Pay	Jun28	Nov08	Dec08	Jan09	Jan08
Last Prin Pay	Nov34	Nov13	Nov11	Apr10	Feb08

Class M-6 (To Call)

Margin 0.68%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	68	68	68	68	68
WAL (yr)	26.44	4.41	3.67	3.31	2.16
MDUR (yr)	15.05	3.93	3.34	3.05	2.04
First Prin Pay	Jun28	Nov08	Dec08	Jan09	Dec07
Last Prin Pay	Jun34	May12	Sep10	May09	Dec07

Class M-6 (To Maturity)

Margin 0.68%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	68	68	68	68	69
WAL (yr)	26.45	4.46	3.70	3.34	2.24
MDUR (yr)	15.05	3.96	3.36	3.07	2.11
First Prin Pay	Jun28	Nov08	Dec08	Jan09	Jan08
Last Prin Pay	Sep34	Jan13	Mar11	Oct09	Jan08

Class M-7 (To Call)

Margin	1.20%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	120	120	120	120	120
WAL (yr)	26.28	4.14	3.42	3.16	2.16
MDUR (yr)	14.17	3.67	3.10	2.89	2.02
First Prin Pay	Jun28	Nov08	Nov08	Nov08	Dec07
Last Prin Pay	Apr34	Feb12	Jun10	Mar09	Dec07

Class M-7 (To Maturity)

Margin	1.20%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	120	120	120	120	122
WAL (yr)	26.28	4.14	3.42	3.16	2.24
MDUR (yr)	14.17	3.67	3.10	2.89	2.10
First Prin Pay	Jun28	Nov08	Nov08	Nov08	Jan08
Last Prin Pay	Apr34	Feb12	Jun10	Mar09	Jan08

Class B (To Call)

Margin	1.35%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	135	135	135	135	135
WAL (yr)	25.14	3.33	3.08	3.08	2.16
MDUR (yr)	13.67	3.02	2.81	2.81	2.02
First Prin Pay	Jun28	Nov08	Nov08	Nov08	Dec07
Last Prin Pay	Feb33	Apr10	Jan09	Nov08	Dec07

Class B (To Maturity)

Margin	1.35%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	135	135	135	135	137
WAL (yr)	25.14	3.33	3.08	3.08	2.24
MDUR (yr)	13.67	3.02	2.81	2.81	2.09
First Prin Pay	Jun28	Nov08	Nov08	Nov08	Jan08
Last Prin Pay	Feb33	Apr10	Jan09	Nov08	Jan08

Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	715,079,924	4.79843%	8.60000%	36	164,838,561	7.52743%	7.52743%
2	708,445,095	4.52718%	8.60000%	37	159,005,018	7.27183%	7.47154%
3	700,188,960	4.43366%	8.60000%	38	153,377,777	7.52912%	7.52912%
4	690,320,631	4.58254%	8.59489%	39	147,950,259	7.27959%	7.32466%
5	678,862,222	5.17818%	8.59433%				
6	665,843,805	4.68833%	8.59333%				
7	651,308,305	5.55135%	8.59311%				
8	635,319,844	5.36107%	8.59333%				
9	618,148,247	5.57221%	8.59311%				
10	600,052,410	5.82910%	8.58436%				
11	582,431,403	5.86614%	8.58432%				
12	565,320,659	6.07560%	8.58385%				
13	548,712,293	5.86681%	9.08433%				
14	532,591,572	6.07690%	9.08381%				
15	516,944,242	5.86796%	9.08432%				
16	501,756,342	5.90757%	9.03235%				
17	486,995,007	6.58514%	9.02340%				
18	472,668,825	5.90941%	9.03027%				
19	458,753,108	6.11955%	9.02786%				
20	445,104,370	5.92216%	9.02918%				
21	429,247,378	6.19691%	9.00685%				
22	411,577,787	6.78280%	8.24645%				
23	377,812,035	6.80186%	8.21216%				
24	346,246,627	7.04840%	8.17519%				
25	317,228,178	6.80813%	8.70486%				
26	290,645,511	7.05059%	8.67206%				
27	266,315,048	6.81712%	8.68923%				
28	244,429,777	6.84656%	8.26733%				
29	225,047,268	7.34035%	8.17311%				
30	210,317,713	6.83566%	8.26515%				
31	199,122,285	7.07538%	8.21959%				
32	190,475,384	6.96240%	8.14543%				
33	183,663,893	7.34832%	7.92802%				
34	177,155,136	7.26759%	7.26759%				
35	170,885,942	7.27150%	7.27150%				

Available Funds Rate Schedule (1)

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
1	5.198	9.000
2	4.927	9.000
3	4.834	9.000
4	4.982	9.000
5	5.577	9.000
6	5.087	9.000
7	5.950	9.000
8	5.760	9.000
9	5.971	9.000
10	6.223	9.000
11	6.260	9.000
12	6.469	9.000
13	6.260	9.500
14	6.470	9.500
15	6.261	9.500
16	6.275	9.500
17	6.948	9.500
18	6.276	9.500
19	6.485	9.500
20	6.289	9.500
21	6.557	9.500
22	7.015	9.500
23	7.031	9.500
24	7.270	9.500
25	7.036	10.000
26	7.271	10.000
27	7.040	10.000
28	7.039	10.000
29	7.518	10.000
30	7.028	10.000
31	7.261	10.000
32	7.129	10.000
33	7.480	10.000
34	7.358	10.245
35	7.360	10.292
36	7.605	10.640
37	7.360	10.500
38	7.606	10.696
39	7.361	10.500
40	7.361	10.901

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
41	8.150	12.076
42	7.362	10.911
43	7.607	11.281
44	7.362	11.093
45	7.607	11.528
46	7.362	11.233
47	7.362	11.236
48	7.608	11.611
49	7.362	11.237
50	7.608	11.614
51	7.362	11.268
52	7.363	11.314
53	8.151	12.528
54	7.363	11.316
55	7.608	11.698
56	7.363	11.450
57	7.608	11.838
58	7.364	11.479
59	7.364	11.480

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 3.940%, 6-Month LIBOR stays at 4.298%, 1-Year LIBOR stays at 4.519%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month LIBOR, 6-Month LIBOR and 1-Year LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

		Range
Total Number of Loans	2,593	
Total Outstanding Balance	$715,079,924	
Average Loan Balance	$275,773	$56,499 to $2,000,000
WA Mortgage Rate	6.290%	4.250% to 12.250%
Net WAC	5.852%	3.866% to 11.866%
ARM Characteristics		
WA Gross Margin	3.675%	1.000% to 10.875%
WA Months to First Roll	20	1 to 57
WA First Periodic Cap	2.625%	1.000% to 7.000%
WA Subsequent Periodic Cap	1.385%	1.000% to 3.000%
WA Lifetime Cap	12.304%	10.000% to 19.250%
WA Lifetime Floor	3.905%	2.250% to 11.875%
WA Original Term (months)	360	360 to 360
WA Remaining Term (months)	357	317 to 359
WA LTV	77.14%	20.35% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	

WA FICO		696
WA DTI%		40.58%
Secured by (% of pool)	1st Liens	100.00%
	2nd Liens	0.00%
Prepayment Penalty at Loan Orig (% of all loans)		74.97%
Prepay Moves Exempted	Soft	2.78%
	Hard	72.19%
	No Prepay	25.03%
	Unknown	0.00%

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	52.32%	SFR	57.92%	REDUCED	71.42%	PUR	73.72%	OO	75.04%	PR	99.25%	0	25.03%
FL	15.03%	PUD	20.14%	FULL	13.42%	RCO	22.16%	INV	20.76%	A-	0.56%	6	1.61%
NV	5.26%	CND	11.90%	SISA	7.17%	RNC	4.12%	2H	4.20%	B	0.06%	12	34.57%
VA	3.95%	2 FAM	4.61%	NINA	5.06%					C	0.10%	24	23.60%
AZ	3.56%	CNDP	1.81%	NO RATIO	2.58%					D	0.02%	36	12.33%
												60	2.87%

ARM $715,079,924

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$4,295,599	19	0.60	$226,084	6.712	356.76	678	80.0
30Y LIB6M - IO - 12	$263,750	1	0.04	$263,750	6.250	357.00	723	80.0
30Y LIB6M - IO - 120	$5,626,900	13	0.79	$432,838	6.873	356.95	684	75.9
30Y LIB6M - IO - 36	$209,600	1	0.03	$209,600	5.875	357.00	672	80.0
30Y LIB6M - IO - 60	$58,119,943	159	8.13	$365,534	6.081	357.34	699	77.6
1/29 LIB6M	$596,600	2	0.08	$298,300	6.969	355.00	730	81.5
30Y LIB12M	$7,323,731	28	1.02	$261,562	6.521	357.53	672	77.6
30Y LIB12M - IO - 120	$1,444,517	5	0.20	$288,903	5.459	358.05	739	74.9
30Y LIB12M - IO - 36	$1,742,152	3	0.24	$580,717	6.005	357.16	644	74.3
30Y LIB12M - IO - 60	$143,335,382	425	20.04	$337,260	5.893	357.30	695	76.3
1/29 LIB6M - IO - 60	$131,750	1	0.02	$131,750	5.750	358.00	743	79.8
2/28 LIB6M	$43,222,587	201	6.04	$215,038	7.087	356.82	669	79.8
2/28 LIB6M - IO - 12	$780,294	3	0.11	$260,098	6.139	357.25	714	70.0
2/28 LIB6M - IO - 120	$3,811,680	9	0.53	$423,520	6.420	358.28	691	70.7
2/28 LIB6M - IO - 24	$396,150	2	0.06	$198,075	6.849	355.71	675	95.0
2/28 LIB6M - IO - 36	$1,541,620	5	0.22	$308,324	6.363	357.00	678	75.2
2/28 LIB6M - IO - 60	$237,094,022	888	33.16	$266,998	6.504	357.03	695	77.2
2/28 LIB6M - IO - 90	$195,119	1	0.03	$195,119	6.290	355.00	668	80.0
2/1 LIB12M - IO - 60	$340,000	1	0.05	$340,000	6.000	358.00	653	80.0
3/27 LIB6M	$19,497,921	93	2.73	$209,655	6.542	355.59	697	76.4
3/1 LIB12M	$1,722,041	9	0.24	$191,338	5.687	350.82	725	80.1
3/1 LIB12M - IO - 120	$10,447,840	48	1.46	$217,663	6.326	356.42	684	79.7
3/1 LIB12M - IO - 36	$54,820,858	222	7.67	$246,941	5.941	355.03	706	78.4
3/1 LIB12M - IO - 60	$190,400	1	0.03	$190,400	5.750	354.00	717	80.0
3/27 LIB6M - IO - 120	$35,574,907	124	4.97	$286,894	6.198	356.58	711	78.0
3/27 LIB6M - IO - 36	$15,948,558	57	2.23	$279,799	6.032	355.54	713	77.7
3/27 LIB6M - IO - 60	$65,718,133	269	9.19	$244,305	6.292	356.61	706	75.1
5/25 LIB6M	$407,273	2	0.06	$203,637	6.597	357.00	689	69.9
5/25 LIB6M - IO - 60	$280,598	1	0.04	$280,598	6.000	357.00	762	80.0
	$715,079,924	**2,593**	**100.00**	**$275,773**	**6.290**	**356.80**	**696**	**77.1**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$715,079,924	2,593	100.00	$275,773	6.290	356.80	696	77.1
	$715,079,924	**2,593**	**100.00**	**$275,773**	**6.290**	**356.80**	**696**	**77.1**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV



Countrywide

SECURITIES CORPORATION

A Countrywide Capital Markets Company

ARM $715,079,924

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$50,000.01 - $75,000.00	$1,303,823	19	0.18	$68,622	7.126	357.07	697	72.0
$75,000.01 - $100,000.00	$11,592,259	129	1.62	$89,862	6.622	356.42	702	74.3
$100,000.01 - $150,000.00	$53,574,077	424	7.49	$126,354	6.570	356.53	696	77.2
$150,000.01 - $200,000.00	$78,535,425	446	10.98	$176,088	6.435	356.57	695	77.5
$200,000.01 - $250,000.00	$83,792,754	371	11.72	$225,856	6.351	356.75	696	77.6
$250,000.01 - $300,000.00	$87,295,867	318	12.21	$274,515	6.313	356.65	690	77.8
$300,000.01 - $350,000.00	$81,147,569	250	11.35	$324,590	6.170	356.65	692	78.0
$350,000.01 - $400,000.00	$58,379,117	156	8.16	$374,225	6.278	356.78	700	79.3
$400,000.01 - $450,000.00	$60,372,179	142	8.44	$425,156	6.307	357.10	699	78.5
$450,000.01 - $500,000.00	$49,755,030	105	6.96	$473,857	6.174	357.04	705	77.3
$500,000.01 - $550,000.00	$44,181,598	84	6.18	$525,971	6.212	357.08	694	77.0
$550,000.01 - $600,000.00	$24,663,942	43	3.45	$573,580	6.213	356.86	696	78.1
$600,000.01 - $650,000.00	$27,027,686	43	3.78	$628,551	6.071	356.93	707	76.5
$650,000.01 - $700,000.00	$13,675,309	20	1.91	$683,765	6.242	357.05	691	73.7
$700,000.01 - $750,000.00	$11,108,099	15	1.55	$740,540	6.078	357.20	686	70.7
$750,000.01 - $800,000.00	$6,222,781	8	0.87	$777,848	5.729	356.76	722	68.4
$800,000.01 - $850,000.00	$1,634,500	2	0.23	$817,250	5.865	357.00	674	70.0
$850,000.01 - $900,000.00	$2,673,520	3	0.37	$891,173	6.459	357.66	722	80.0
> $900,000.00	$18,144,388	15	2.54	$1,209,626	5.986	357.24	689	66.8
	$715,079,924	**2,593**	**100.00**	**$275,773**	**6.290**	**356.80**	**696**	**77.1**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$2,805,699	11	0.39	$255,064	6.466	357.21	723	71.7
Arizona	$25,441,478	126	3.56	$201,916	6.409	356.65	700	78.0
Arkansas	$179,600	1	0.03	$179,600	6.375	356.00	680	80.0
California	$374,155,722	1,042	52.32	$359,075	6.080	356.92	698	76.1
Colorado	$9,289,627	42	1.30	$221,182	6.489	356.02	703	78.3
Connecticut	$2,127,009	10	0.30	$212,701	6.357	356.09	698	78.0
Delaware	$1,217,868	6	0.17	$202,978	6.191	356.04	715	81.5
District of Columbia	$752,000	2	0.11	$376,000	6.723	357.32	731	80.0
Florida	$107,482,419	513	15.03	$209,517	6.600	357.09	697	78.6
Georgia	$13,067,422	58	1.83	$225,300	6.254	356.63	679	77.4
Hawaii	$4,991,592	15	0.70	$332,773	6.025	356.51	701	73.8
Idaho	$548,801	5	0.08	$109,760	6.555	356.75	685	84.7
Illinois	$21,274,986	82	2.98	$259,451	6.783	356.99	688	79.6
Indiana	$3,209,586	23	0.45	$139,547	6.666	354.17	698	78.7
Iowa	$332,999	2	0.05	$166,500	5.854	357.00	700	65.6
Kansas	$160,666	1	0.02	$160,666	5.800	357.00	642	82.1
Kentucky	$473,823	4	0.07	$118,456	6.269	355.42	747	79.0
Louisiana	$347,167	3	0.05	$115,722	6.762	355.82	668	82.7

ARM $715,079,924

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Maine	$77,000	1	0.01	$77,000	6.875	356.00	670	70.0
Maryland	$13,827,433	54	1.93	$256,064	6.566	356.60	682	77.3
Massachusetts	$3,581,948	12	0.50	$298,496	6.535	356.40	693	79.0
Michigan	$3,689,814	20	0.52	$184,491	6.454	356.06	712	77.5
Minnesota	$5,213,862	27	0.73	$193,106	6.735	355.75	699	78.8
Mississippi	$250,800	2	0.04	$125,400	7.805	357.00	691	88.4
Missouri	$2,393,578	11	0.33	$217,598	6.470	355.67	686	79.9
Nevada	$37,644,094	155	5.26	$242,865	6.293	356.52	695	77.2
New Hampshire	$1,756,816	8	0.25	$219,602	6.759	355.86	685	81.3
New Jersey	$9,506,518	37	1.33	$256,933	6.597	356.49	672	76.7
New Mexico	$407,350	3	0.06	$135,783	6.823	356.54	719	67.5
New York	$2,371,074	7	0.33	$338,725	6.560	356.37	685	72.3
North Carolina	$5,421,472	27	0.76	$200,795	6.957	356.91	676	79.1
Ohio	$1,254,408	11	0.18	$114,037	6.339	355.57	691	76.4
Oklahoma	$398,850	3	0.06	$132,950	6.108	355.73	701	87.2
Oregon	$4,280,468	27	0.60	$158,536	6.402	357.00	686	77.9
Pennsylvania	$3,261,573	15	0.46	$217,438	7.123	356.17	679	83.9
Rhode Island	$866,850	4	0.12	$216,713	7.421	356.17	679	83.0
South Carolina	$1,551,325	10	0.22	$155,132	6.567	355.22	688	81.2
Tennessee	$1,290,268	9	0.18	$143,363	6.511	356.35	698	76.7
Texas	$4,488,844	28	0.63	$160,316	6.657	356.18	692	78.1
Utah	$3,925,297	24	0.55	$163,554	6.609	356.25	690	78.8
Virginia	$28,242,679	92	3.95	$306,986	6.434	356.51	688	78.7
Washington	$10,221,675	52	1.43	$196,571	6.313	356.22	704	78.9
Wisconsin	$1,151,863	7	0.16	$164,552	6.559	356.87	689	80.7
Wyoming	$145,600	1	0.02	$145,600	6.290	356.00	681	80.0
	$715,079,924	**2,593**	**100.00**	**$275,773**	**6.290**	**356.80**	**696**	**77.1**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$8,876,161	31	1.24	$286,328	5.560	356.39	676	45.4
50.01 - 55.00	$4,913,734	14	0.69	$350,981	5.667	356.80	682	52.7
55.01 - 60.00	$10,487,938	35	1.47	$299,655	5.801	356.65	706	58.3
60.01 - 65.00	$20,149,006	57	2.82	$353,491	5.874	356.75	696	63.6
65.01 - 70.00	$134,724,620	519	18.84	$259,585	6.044	357.01	703	69.8
70.01 - 75.00	$45,850,135	151	6.41	$303,643	6.200	356.96	697	74.2
75.01 - 80.00	$426,613,152	1,531	59.66	$278,650	6.287	356.73	696	79.9
80.01 - 85.00	$13,179,410	46	1.84	$286,509	6.991	356.51	674	83.6
85.01 - 90.00	$28,664,038	117	4.01	$244,992	7.304	356.69	680	89.8
90.01 - 95.00	$20,992,402	88	2.94	$238,550	7.380	356.94	697	94.9
95.01 - 100.00	$629,328	4	0.09	$157,332	6.611	356.95	698	98.1

ARM $715,079,924

Detailed Report

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$715,079,924	**2,593**	**100.00**	**$275,773**	**6.290**	**356.80**	**696**	**77.1**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 4.500	$799,983	1	0.11	$799,983	4.250	357.00	709	41.0
4.501 - 5.000	$17,127,566	45	2.40	$380,613	4.910	356.91	720	72.3
5.001 - 5.500	$77,778,453	250	10.88	$311,114	5.366	356.64	712	72.8
5.501 - 6.000	$205,935,554	681	28.80	$302,402	5.838	356.74	708	76.2
6.001 - 6.500	$210,951,280	811	29.50	$260,113	6.315	356.69	695	77.1
6.501 - 7.000	$124,110,303	463	17.36	$268,057	6.786	356.97	683	78.7
7.001 - 7.500	$37,720,786	163	5.28	$231,416	7.307	357.15	681	81.1
7.501 - 8.000	$21,024,082	92	2.94	$228,523	7.809	356.93	676	81.8
8.001 - 8.500	$7,543,880	35	1.05	$215,539	8.322	357.36	644	86.5
8.501 - 9.000	$5,517,368	22	0.77	$250,789	8.795	357.34	646	89.0
9.001 - 9.500	$2,628,450	12	0.37	$219,037	9.323	356.62	644	87.4
9.501 - 10.000	$1,696,360	7	0.24	$242,337	9.822	357.66	644	91.6
10.001 - 10.500	$1,156,433	4	0.16	$289,108	10.229	357.08	621	88.3
10.501 - 11.000	$622,728	3	0.09	$207,576	10.739	357.93	630	84.7
11.001 - 11.500	$110,150	1	0.02	$110,150	11.375	357.00	755	90.0
11.501 - 12.000	$269,248	2	0.04	$134,624	11.954	356.73	644	82.2
12.001 - 12.500	$87,300	1	0.01	$87,300	12.250	358.00	626	90.0
	$715,079,924	**2,593**	**100.00**	**$275,773**	**6.290**	**356.80**	**696**	**77.1**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$414,179,968	1,500	57.92	$276,120	6.279	356.70	692	77.3
PUD	$143,994,946	485	20.14	$296,897	6.219	356.86	698	77.7
CND	$85,117,199	381	11.90	$223,405	6.256	356.87	704	77.6
2 FAM	$32,965,309	112	4.61	$294,333	6.596	357.14	696	75.5
CNDP	$12,950,390	42	1.81	$308,343	6.448	357.39	717	73.3
4 FAM	$12,712,808	32	1.78	$397,275	6.475	357.13	716	74.3
3 FAM	$10,406,450	26	1.46	$400,248	6.437	356.97	723	72.9
TWN	$2,752,855	15	0.38	$183,524	6.826	356.52	686	78.5
	$715,079,924	**2,593**	**100.00**	**$275,773**	**6.290**	**356.80**	**696**	**77.1**

ARM $715,079,924

Detailed Report

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$527,160,746	1,947	73.72	$270,755	6.296	356.85	701	78.3
RCO	$158,472,589	529	22.16	$299,570	6.297	356.66	684	73.2
RNC	$29,446,590	117	4.12	$251,680	6.132	356.55	683	76.6
	$715,079,924	**2,593**	**100.00**	**$275,773**	**6.290**	**356.80**	**696**	**77.1**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$536,601,771	1,831	75.04	$293,065	6.243	356.71	691	77.7
INV	$148,435,229	639	20.76	$232,293	6.416	357.04	712	74.8
2H	$30,042,924	123	4.20	$244,251	6.508	357.08	710	79.3
	$715,079,924	**2,593**	**100.00**	**$275,773**	**6.290**	**356.80**	**696**	**77.1**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
301 - 360	$715,079,924	2,593	100.00	$275,773	6.290	356.80	696	77.1
	$715,079,924	**2,593**	**100.00**	**$275,773**	**6.290**	**356.80**	**696**	**77.1**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$510,702,589	1,758	71.42	$290,502	6.228	356.96	698	76.4
FULL	$95,979,085	424	13.42	$226,366	6.152	356.12	689	78.7
SISA	$51,240,279	195	7.17	$262,771	6.623	356.27	692	78.3
NINA	$36,182,050	149	5.06	$242,833	6.865	356.74	697	79.7
NO RATIO	$18,450,884	57	2.58	$323,700	6.537	357.24	690	80.9
NISA	$2,525,037	10	0.35	$252,504	7.177	357.48	722	83.7
	$715,079,924	**2,593**	**100.00**	**$275,773**	**6.290**	**356.80**	**696**	**77.1**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$7,300,637	24	1.02	$304,193	6.069	356.63	810	78.1
781 - 800	$22,519,701	80	3.15	$281,496	6.024	356.94	788	73.7
761 - 780	$46,560,033	165	6.51	$282,182	6.029	356.84	769	76.8

ARM $715,079,924

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
741 - 760	$57,757,069	209	8.08	$276,350	6.041	356.85	750	76.3
721 - 740	$81,509,932	291	11.40	$280,103	6.114	356.85	730	77.7
701 - 720	$102,885,290	370	14.39	$278,068	6.087	356.79	710	76.9
681 - 700	$111,137,883	409	15.54	$271,731	6.255	356.76	691	77.6
661 - 680	$108,981,396	423	15.24	$257,639	6.332	356.58	670	76.9
641 - 660	$94,562,002	332	13.22	$284,825	6.592	357.00	651	78.5
621 - 640	$61,395,613	215	8.59	$285,561	6.651	356.89	630	77.4
601 - 620	$15,013,049	50	2.10	$300,261	6.791	356.84	613	73.1
581 - 600	$4,218,611	19	0.59	$222,032	8.252	355.57	589	80.9
561 - 580	$503,972	3	0.07	$167,991	6.974	357.00	576	65.0
541 - 560	$383,760	2	0.05	$191,880	10.387	357.70	543	69.2
521 - 540	$350,975	1	0.05	$350,975	6.750	347.00	528	80.0
	$715,079,924	**2,593**	**100.00**	**$275,773**	**6.290**	**356.80**	**696**	**77.1**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PR	$709,733,675	2,569	99.25	$276,268	6.276	356.80	697	77.1
A-	$4,019,689	18	0.56	$223,316	8.291	356.51	589	80.8
B	$426,224	2	0.06	$213,112	6.755	357.00	575	59.6
C	$734,735	3	0.10	$244,912	8.650	352.59	536	74.4
D	$165,600	1	0.02	$165,600	6.375	356.00	696	60.0
	$715,079,924	**2,593**	**100.00**	**$275,773**	**6.290**	**356.80**	**696**	**77.1**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$178,962,401	614	25.03	$291,470	6.427	356.63	700	77.4
6	$11,495,022	37	1.61	$310,676	6.616	356.97	687	75.2
12	$247,206,917	823	34.57	$300,373	6.076	357.16	696	76.9
24	$168,745,260	653	23.60	$258,415	6.419	356.80	689	77.0
36	$88,154,079	383	12.33	$230,167	6.313	355.97	700	78.2
60	$20,516,246	83	2.87	$247,184	6.327	357.29	711	75.7
	$715,079,924	**2,593**	**100.00**	**$275,773**	**6.290**	**356.80**	**696**	**77.1**

ARM $715,079,924

Detailed Report

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	3	$69,736,388	197	9.75	$353,992	6.177	357.07	697	77.6
7 - 12	9	$154,354,959	464	21.59	$332,662	5.930	357.29	693	76.3
13 - 18	18	$2,252,268	8	0.31	$281,534	6.411	353.64	685	74.7
19 - 24	21	$284,426,581	1,100	39.78	$258,570	6.589	357.08	691	77.5
25 - 31	30	$68,901,777	289	9.64	$238,414	6.090	354.44	701	77.3
32 - 37	33	$134,720,080	532	18.84	$253,233	6.229	356.76	708	77.0
>= 38	57	$687,871	3	0.10	$229,290	6.353	357.00	719	74.0
		$715,079,924	**2,593**	**100.00**	**$275,773**	**6.290**	**356.80**	**696**	**77.1**

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 1.000	$181,200	1	0.03	$181,200	6.980	357.00	594	80.0
2.001 - 3.000	$126,753,458	477	17.73	$265,731	6.069	355.52	710	77.4
3.001 - 4.000	$476,697,301	1,645	66.66	$289,786	6.208	357.23	698	76.1
4.001 - 5.000	$33,238,298	137	4.65	$242,615	7.044	356.57	677	82.8
5.001 - 6.000	$56,039,502	239	7.84	$234,475	6.454	356.07	684	79.3
6.001 - 7.000	$16,865,460	69	2.36	$244,427	7.305	356.67	654	82.6
7.001 - 8.000	$3,207,919	15	0.45	$213,861	8.680	357.50	626	86.1
8.001 - 9.000	$1,063,739	7	0.15	$151,963	9.642	357.41	630	84.4
9.001 - 10.000	$934,602	2	0.13	$467,301	10.359	357.47	639	92.7
10.001 - 11.000	$98,447	1	0.01	$98,447	11.875	358.00	670	90.0
	$715,079,924	**2,593**	**100.00**	**$275,773**	**6.290**	**356.80**	**696**	**77.1**

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
9.001 - 10.000	$292,100	1	0.04	$292,100	7.000	357.00	645	80.0
10.001 - 10.500	$2,168,790	6	0.30	$361,465	4.932	356.54	719	64.1
10.501 - 11.000	$18,519,927	50	2.59	$370,399	4.985	356.76	718	72.5
11.001 - 11.500	$77,207,286	248	10.80	$311,320	5.383	356.64	712	72.7
11.501 - 12.000	$202,556,108	668	28.33	$303,228	5.842	356.76	708	76.3
12.001 - 12.500	$205,720,173	787	28.77	$261,398	6.311	356.70	695	77.0
12.501 - 13.000	$122,075,674	457	17.07	$267,124	6.761	357.05	684	78.4
13.001 - 13.500	$41,032,031	179	5.74	$229,229	7.212	357.07	682	81.3
13.501 - 14.000	$23,919,664	102	3.35	$234,507	7.656	356.44	674	82.5
14.001 - 14.500	$8,263,246	38	1.16	$217,454	8.202	357.28	652	86.1
14.501 - 15.000	$5,966,536	23	0.83	$259,415	8.691	357.05	651	88.0
15.001 - 15.500	$2,913,864	13	0.41	$224,143	9.115	356.59	644	86.7

ARM $715,079,924

Detailed Report

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
15.501 - 16.000	$1,750,983	7	0.24	$250,140	9.723	357.61	646	91.7
16.001 - 16.500	$1,039,391	4	0.15	$259,848	10.112	356.83	635	91.8
16.501 - 17.000	$595,694	3	0.08	$198,565	10.578	357.83	650	87.3
17.001 - 17.500	$379,034	2	0.05	$189,517	10.488	357.71	604	75.7
17.501 - 18.000	$384,124	3	0.05	$128,041	11.669	356.81	614	77.9
18.001 - 18.500	$87,300	1	0.01	$87,300	12.250	358.00	626	90.0
19.001 - 19.500	$208,000	1	0.03	$208,000	6.500	355.00	623	80.0
	$715,079,924	**2,593**	**100.00**	**$275,773**	**6.290**	**356.80**	**696**	**77.1**

Initial Periodic Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$66,497,201	188	9.30	$353,709	6.178	357.32	696	77.6
1.500	$1,620,740	6	0.23	$270,123	6.735	351.76	619	77.5
2.000	$229,548,828	779	32.10	$294,671	5.955	356.65	697	77.2
3.000	$383,070,172	1,507	53.57	$254,194	6.518	356.86	695	77.0
5.000	$5,978,847	16	0.84	$373,678	5.732	355.99	714	73.5
5.250	$336,927	1	0.05	$336,927	6.750	355.00	666	80.0
6.000	$27,677,336	95	3.87	$291,340	6.259	356.50	710	78.0
7.000	$349,874	1	0.05	$349,874	6.825	353.00	642	80.0
	$715,079,924	**2,593**	**100.00**	**$275,773**	**6.290**	**356.80**	**696**	**77.1**

Subsequent Periodic Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$437,797,871	1,634	61.22	$267,930	6.456	356.99	695	76.9
1.500	$4,656,395	18	0.65	$258,689	7.176	353.98	674	81.0
2.000	$272,356,774	940	38.09	$289,741	6.003	356.53	698	77.4
3.000	$268,884	1	0.04	$268,884	10.125	358.00	542	69.9
	$715,079,924	**2,593**	**100.00**	**$275,773**	**6.290**	**356.80**	**696**	**77.1**

Range of Lifetime Rate Floor

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$113,276,315	417	15.84	$271,646	6.034	355.62	711	77.3
3.001 - 4.000	$473,213,338	1,627	66.18	$290,850	6.203	357.24	698	76.1
4.001 - 5.000	$13,552,107	57	1.90	$237,756	7.583	357.13	670	84.7
5.001 - 6.000	$23,670,777	93	3.31	$254,524	6.078	356.14	696	78.5

ARM $715,079,924

Detailed Report

Range of Lifetime Rate Floor

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.001 - 7.000	$66,580,802	296	9.31	$224,935	6.517	355.82	683	79.6
7.001 - 8.000	$16,990,412	66	2.38	$257,430	7.530	356.61	659	83.5
8.001 - 9.000	$4,946,287	24	0.69	$206,095	8.519	357.09	640	86.7
9.001 - 10.000	$1,547,954	9	0.22	$171,995	9.572	357.22	627	87.8
> 10.000	$1,301,933	4	0.18	$325,483	10.425	357.62	621	87.8
	$715,079,924	**2,593**	**100.00**	**$275,773**	**6.290**	**356.80**	**696**	**77.1**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11/05	$1,250,966	4	0.17	$312,741	7.718	355.00	661	82.1
12/05	$3,667,341	14	0.51	$261,953	6.517	356.00	701	76.8
01/06	$37,690,837	99	5.27	$380,716	6.104	357.01	697	77.1
02/06	$20,842,084	62	2.91	$336,163	6.185	357.59	693	78.8
03/06	$5,257,830	15	0.74	$350,522	6.138	357.33	709	75.3
04/06	$1,027,331	3	0.14	$342,444	5.782	354.00	728	81.7
05/06	$4,028,297	13	0.56	$309,869	6.067	355.00	689	77.0
06/06	$23,127,671	66	3.23	$350,419	5.791	356.00	690	74.5
07/06	$58,349,324	180	8.16	$324,163	5.871	357.00	689	75.5
08/06	$54,130,564	161	7.57	$336,215	6.018	358.00	696	77.8
09/06	$14,719,102	44	2.06	$334,525	6.021	358.43	707	77.3
01/07	$202,800	1	0.03	$202,800	5.875	351.00	672	80.0
03/07	$197,706	1	0.03	$197,706	6.500	353.00	700	70.0
04/07	$1,851,762	6	0.26	$308,627	6.460	354.00	685	74.6
05/07	$13,734,824	76	1.92	$180,721	6.455	355.00	687	79.7
06/07	$45,824,903	191	6.41	$239,921	6.561	356.01	687	77.9
07/07	$144,420,816	526	20.20	$274,564	6.487	357.00	693	77.0
08/07	$63,898,740	246	8.94	$259,751	6.790	358.00	691	77.9
09/07	$16,407,125	60	2.29	$273,452	6.890	359.00	696	78.0
10/07	$140,173	1	0.02	$140,173	5.750	348.00	728	80.0
11/07	$150,544	1	0.02	$150,544	5.750	349.00	681	80.0
12/07	$597,428	3	0.08	$199,143	6.196	350.00	704	82.8
01/08	$377,700	1	0.05	$377,700	6.000	351.00	804	75.0
02/08	$1,567,890	4	0.22	$391,972	6.170	352.00	691	77.8
03/08	$5,835,101	17	0.82	$343,241	5.903	353.00	717	73.9
04/08	$16,866,701	66	2.36	$255,556	6.134	354.00	701	77.8
05/08	$43,727,714	199	6.12	$219,737	6.095	355.01	698	77.5
06/08	$52,694,626	224	7.37	$235,244	6.198	356.00	708	78.3
07/08	$63,674,499	238	8.90	$267,540	6.211	357.00	708	76.8
08/08	$16,320,783	60	2.28	$272,013	6.406	358.00	707	73.5
09/08	$1,808,870	8	0.25	$226,109	6.224	359.00	690	75.8

ARM $715,079,

Detailed Report

Next Interest Adjustment Date								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
07/10	$687,871	3	0.10	$229,290	6.353	357.00	719	74.0
	$715,079,924	**2,593**	**100.00**	**$275,773**	**6.290**	**356.80**	**696**	**77.1**